Filed by Markel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aspen Holdings, Inc.

Exchange Act File Number: 001-15811

The following slides were used by Markel Corporation in a presentation to employees of Aspen Holdings, Inc. on July 15, 2010.

Confidential - Markel WHO IS MARKEL?

Confidential - Markel
The Corporate Profile
Markel Corporation markets and underwrites
Markel Corporation markets and underwrites
specialty insurance products and programs to a variety of
specialty insurance products and programs to a variety of
niche markets.  In each of these markets, we seek to
niche markets.  In each of these markets, we seek to
provide quality products and excellent customer service so
provide quality products and excellent customer service so
that we can be a market leader.  Our financial goals are to
that we can be a market leader.  Our financial goals are to
earn consistent underwriting profits and superior investment earn consistent underwriting profits and superior investment returns to build shareholder value.
returns to build shareholder value.

Confidential - Markel
Markel at A Glance
• $2 Billion annual gross written premium
• 2,100 Associates worldwide
• Formed in 1930; IPO in 1986
• NYSE:  MKL; market cap $3.3 billion
• 3 Admitted and 3 non-admitted insurance carriers
• Wholesale, retail and direct distribution
• Wide variety of specialty product offerings, but no workers compensation!

Confidential - Markel
The Markel Style
Markel has a Commitment to Success.
We believe in hard work and a zealous pursuit of excellence
while keeping a sense of humor.  Our creed is honesty and fairness in all our dealings.
The Markel way is to seek to be a market leader in each of our pursuits.  We seek to know our customers' needs and to provide our customers with quality products and service.
Our pledge to our shareholders is that we will build the
financial value of our Company.  We respect our relationship with our suppliers and have a commitment to our communities.
We are encouraged to look for a better way to do things...to challenge management.  We have the ability to make decisions or alter a course quickly.

Confidential - Markel
The Markel Style (Cont’d.)
The Markel approach is one of spontaneity and flexibility.
This requires a respect for authority but a disdain of bureaucracy.
At Markel we hold the individual's right to self-determination in the highest light, providing an atmosphere in which people can reach their personal potential.  Being results oriented, we are willing to put aside individual concerns in the spirit of team work to achieve success.
Above all, we enjoy what we are doing.  There is excitement
at Markel, one that comes from innovating, creating, striving for a better way, sharing success with others...winning.

2007
Markel – A History Still in the Making
1930
Markel
Service
Formed
Essex
Insurance
Company
1980
Wall
Street
Shand
Morahan
& Co.
Rhulen
Agency
Investors
Underwriting
Managers
1986
American
Underwriting
Managers
Gryphon
Terra
Nova
Acceptance
West
Brittany
Black/White
& Assoc.
Prairie
State
Cambridge
Specialized
Ins., Inc.
(Garage)
1987
1989
1996
1999
2000
2006
2008
2009
Elliot Special
Risk
Agri-Risk
Mint
Equine
Markel
Ventures
2010
Aspen
Confidential - Markel

Confidential - Markel
Markel Public Company History
Revenues
Book Value
Per Share
Stock
Price
(in 000’s)
1986
1991
1996
2001
2006
2007
2008
2009
$ 24,542
$ 222,586
$ 366,736
$ 1,397,412
$ 2,519,005
$ 2,550,579
$ 1,976,583
     $ 2,069,326
$ 3.42
$ 15.59
$ 49.16
$ 110.50
$ 229.78
$ 265.26
$ 222.20
     $   282.55
$ 8.13
$ 22.00
$ 90.00
$ 179.65
$ 480.10
$ 491.10
$ 299.00
$ 340.00
CAGR since public offering
21.27%
17.62%

Confidential - Markel
Markel’s Executive
Team
Tom Gayner –
President, Co-Chief
Operating Officer
Steve Markel – Vice
Chairman
Alan Kirshner –
Chairman & CEO
Richie Whitt –
President, Co-Chief
Operating Officer
Tony Markel – Vice
Chairman
Mike Crowley – President,
Co-Chief Operating Officer

ARCTIC OCEAN
Greenland (DEN.)
ICELAND
NORWAY
SWEDEN
FINLAND
UNITED KINGDOM
IRELAND
RUSSIA
CANADA
U.S.
UNITED STATES
MEXICO
CUBA
THE BAHAMAS
GUATEMALA
EL SALVADOR
HONDURAS
NICARAGUA
COSTA RICA
PANAMA
VENEZUELA
GUYANA
SURINAME
French Guiana (FRANCE)
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
NORTH PACIFIC OCEAN
NORTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
SOUTH ATLANTIC OCEAN
INDIAN OCEAN
Equator
PORTUGAL
FRANCE
GER.
POL.
BELARUS
UKRAINE
ROM.
ITALY
GREECE
TURKEY
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
SENEGAL
GUINEA
SIERRA LEONE
LIBERIA
CÔTE D'IVOIRE
NIGERIA
CAMEROON
C.A.R.
ETHIOPIA
SOMALIA
GABON
REP. OF THE CONGO
DEM. REP. OF THE CONGO
UGANDA
KENYA
TANZANIA
ANGOLA
ZAMBIA
ZIMBABWE
MOZAMBIQUE
NAMIBIA
BOTSWANA
MADAGASCAR
SOUTH AFRICA
SEYCHELLES
KAZAKHSTAN
MONGOLIA
KYRGYZSTAN
TAJIKISTAN
TURKM.
IRAN
IRAQ
SYRIA
SAUDI ARABIA
YEMEN
OMAN
AFG.
PAKISTAN
INDIA
NEPAL
SRI LANKA
MALDIVES
CHINA
N. KOREA
S. KOREA
JAPAN
Taiwan
PHILIPPINES
BURMA
LAOS
THAILAND
VIETNAM
CAMBODIA
MALAYSIA
INDONESIA
PAPUA NEW GUINEA
SOLOMON ISLANDS
FIJI
SAMOA
AUSTRALIA
NEW ZEALAND
Antarctica
Scale 1:134,000,000
Robinson Projection
standard parallels 38°N and 38°S
June 2000
Boundary representation is not necessarily authoritative.
802703AI (R00352) 6-0

Markel – Worldwide Spanning the Globe Confidential - Markel

Confidential - Markel Markel Organization Structure Markel Corporation Aspen Markel Specialty Markel Wholesale Markel International ----

Confidential - Markel
Markel’s Wholesale Product Lines
John K. Latham, Managing Director
Wholesale
• P&C
o
Contractors, Catastrophe/Special Property, Builders Risk,
and Products Liability
• Professional
o
Architects & Engineers, Lawyers, EPLI, D&O, TD, Medical,
and E&O
• Specialty
o
Auto, Taxi, Public Entity, E&U, Environmental, Inland
Marine, Marine & Energy and Railroad

Confidential - Markel Markel Regions: Wholesale Operation WEST MID- SOUTH MID- WEST SOUTHEAST NORTHEAST

Confidential - Markel
Markel Specialty Division
Collector Vehicle
Event Cancellation & Liability
Excess Flood
High Performance Watercraft
Mobile Home
Motorcycle
Nonstandard Property
Recreational Marine
Small Boat & Yacht
Pewaukee Products
Direct
Marine Retail Specialists
Wholesalers
Distribution Channels
Markel American Insurance Company
Markel Insurance Company
Timberlee
Timberlee
Grove, COO
Grove, COO

Confidential - Markel
Amateur Sports
B&Bs/Inns
Camps/Youth Recreation
Child Care/Private Schools Student A&H
Equine
Health & Fitness
Museums & Historic Homes
Social Services
Special Risk A&H
Markel Risk Solutions
Richmond Programs
Retail focus Distribution Channels
Markel Specialty Divison
Markel Specialty Divison

Confidential - Markel
Markel International
William Stovin & Jeremy Brazil, Presidents
Markel International underwrites a wide
range
of insurance products which are spread across
five business lines:
•
Marine & Energy
•
Non-Marine Property
•
Professional Liability
•
Retail
•
Specialty

Confidential - Markel
Why Did Markel Acquire Aspen
1. Aspen’s business model.
2. Cultural fit.
3. Devotion to underwriting profitability.
4. Potential to grow with capital support.
5. Technology platform.
6. New product segment for Markel.
7. Potential to cross sell other Markel products through
Aspen’s agents.
8. Potential to offer workers compensation to Markel
customers.
9. We enjoy attending the College World Series.

Confidential - Markel QUESTIONS & ANSWERS